


03011636
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ICY

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _09/01/01_ AND ENDING _12/31/02_
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOMBE FINANCIAL SERVICES, INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6872 ROUTE 209
                                      (No. and Street)

WAWARSING	NEW YORK	12489
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN S. TULLY   (845) 647-7900
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVY & TULLY, CPA'S
                (Name – if individual, state last, first, middle name)

2 ELTING COURT-4th FLOOR	ELLENVILLE	NEW YORK	12428
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

P5
3/12

OATH OR AFFIRMATION

I, __PHILIP COOMBE, III_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
COOMBE FINANCIAL SERVICES, INC._____ , as
of _____DECEMBER 31_____, 20 02____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

CATHERINE COOMBE BENDER
Notary Public, State of New York
No. 01BE5049653
Qualified In Sullivan County
Commission Expires Sept. 18, 20_05_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



LEVY & TULLY

CERTIFIED PUBLIC ACCOUNTANTS

TWO ELTING COURT
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

TELEPHONE (845) 647-7900
FAX (845) 647-9881

Board of Directors
Coombe Financial Services, Inc.
6872 Route 209
Wawarsing, New York 12489

Independent Auditor's Report

Dear Board Members:

In accordance with your request, we audited your books and records as at December 31, 2002 and have prepared a response to the Securities and Exchange Commission questionnaire Form X-17A-5-Part 11A.

We conducted our audit in accordance with generally accepted auditing standards, including a review of the accounting system, internal controls and procedures for safe-guarding securities. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During our audit of the books and records of Coombe Financial Services, Inc., we found no material inadequacies to exist for the period beginning September 1, 2001 and ending December 31, 2002.

As described in Note 1, these financial statements were prepared on the basis of accounting the Company uses for income tax purposes, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the accompanying report represents fairly, in all material respects, the financial position of Coombe Financial Services, Inc. as at December 31, 2002 and the results of its operations and its cash flows for the period September 1, 2001 to December 31, 2002 in conformity on the basis of accounting described in Note 1.

LEVY & TULLY

Levy + Tully

February 3, 2003

ajc
Fin'ls2002\CoombeFinancial 2002

Coombe Financial Services, Inc.

Balance Sheet

As of December 31, 2002

ASSETS

Current assets	
Cash	$ 27,208
Other assets	
Investment NASDAQ Common Stock	9,800
Deposit Receivable	73
Total other assets	9,873
Total assets	$ 37,081

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Notes payable	3,300
Stockholders' equity	
Capital stock	5,000
Paid-in surplus	24,163
Retained earnings	4,618
Total stockholders' equity	33,781
Total liabilities and stockholders' equity	$ 37,081

Coombe Financial Services, Inc.

Statements of Changes in Retained Earnings

For the Period September 1, 2001 to December 31, 2002

Retained earnings - as of September 1, 2001	$ 1,405
Net profit for the year - Exhibit "C"	3,213
Retained earnings - as of December 31, 2002	$ 4,618



Coombe Financial Services, Inc.

Income Statement

For the Period September 1, 2001 to December 31, 2002

Income

Revenue from sale of investment shares	258,973
Fees for account supervision	350
Other revenue	150,701
Total Income	$ 410,024

Expense

Salaries and costs for officers	$ 99,086
Other employee compensation and benefits	162,242
Regulatory fees and expenses	3,392
Other expenses	142,091
Total expenses	406,811
Net Income	$ 3,213

Operating activities:

Net income $ 3,213

Adjustments to reconcile net income to
net cash provided by operating activities:

Increase in assets   -0-
Increase in liabilities   -0-
Net cash provided by operating activities   3,213

Investing Activities: -0-

Financing Activities: -0-

Increase in cash and cash equivalents   3,213

Cash and cash equivalents at beginning of year   23,995

Cash and cash equivalents at end of year $ 27,208

NOTE 1   Summary of Significant Accounting Policies

General

Coombe Financial Services, Inc. ("the Company") is registered as a broker and dealer of securities pursuant to Section 17 of the Securities Exchange Act of 1934.

Revenue Recognition

The Company records commissions and the related expenses from mutual fund transactions on a cash basis.

Modified Cash-Basis Financial Statements

The Company prepares its financial statements on the cash basis. Under this basis, revenues are recognized when collected rather then when earned, and expenses are recognized when paid rather than when incurred. Consequently, accounts receivable due for commissions and amounts due vendors and suppliers at December 31, 2002 are not included in the financial statements.

Investments

Investments are carried at the lower of cost or market.

Fixed Assets

Fixed assets are recorded at cost, and depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense as incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Coombe Financial Services, Inc.
Notes to the Financial Statements
December 31, 2002

Income Taxes

The Company is an "S" Corporation, in which the individual stockholder reports all income on his personal income tax returns. Therefore, there is no federal taxes at the corporate level.

NOTE 2   Investments

800 shares of the NASDAQ Stock Market, Inc. are being carried at cost.

NOTE 3   Notes Payable

This is an obligation to a third party, which is secured by 300 shares of the NASDAQ Stock Market, Inc. (See Note 2)

LEVY & TULLY

CERTIFIED PUBLIC ACCOUNTANTS

TWO ELTING COURT
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

TELEPHONE (845) 647-7900
FAX (845) 647-9881

February 3, 2003

To Whom It May Concern:

Pursuant to Paragraph (D) (4) of SEC 17a-5, we the undersigned have compared the computation of Net Capital with the corresponding computation prepared by Coombe Financial Services, Inc. and included in the unaudited Part 11A FOCUS Report as of December 31, 2002.

We note that there are no material differences between the two computations.

LEVY & TULLY

[signature: Levy & Tully]